Exhibit 99.2

2. HALF-YEAR MANAGEMENT REPORT

A/ SIGNIFICANT EVENTS OF THE FIRST HALF OF 2022

A.1. FIRST-HALF OVERVIEW
During the first half of 2022, Sanofi continued to implement its new “Play to Win” strategy, involving major decisions and positive actions that will support and rebuild the competitive margins necessary for Sanofi to continue to deliver on its mission. Significant events connected with the implementation of that strategy are described below (for additional information on developments related to Research and Development see also section “A.2. Research and Development” below).
On January 7, 2022, Sanofi announced a research collaboration and license agreement with Exscientia to develop up to 15 novel small molecule candidates across oncology and immunology, leveraging Exscentia’s end-to-end AI-driven platform using actual patient samples. The companies have been working together since 2016 and in 2019, Sanofi in-licensed Exscientia’s novel bispecific small molecule candidate capable of targeting two distinct targets in inflammation and immunology.
On February 3, 2022, Sanofi unveiled a bold new unifying visual identity that epitomizes the modernization and transformation launched by the company in December 2019. With roots in a variety of diverse companies, Sanofi is today a combination of many cultures, identities, and brands. Its new visual identity is rooted in this heritage and brings this diverse history together in a single common brand for the first time. This latest step on the company’s journey symbolizes an ambitious strategy for the future.
On February 8, 2022, Sanofi announced the completion of its acquisition of Amunix Pharmaceuticals, Inc (Amunix), adding a promising pipeline of T-cell engager immunotherapies and cytokine therapies. The acquisition also gives Sanofi access to Amunix’s Pro-XTENTM, XPAT, and XPAC technologies to deliver next-generation Conditionally Activated Biologics. This technology platform is highly complementary to Sanofi’s existing R&D platforms, and is a perfect fit for Sanofi’s efforts to accelerate and expand its contribution to developing innovative medicines for oncology patients, with approximately 20 molecules currently in development.
On February 23, 2022, Sanofi and GSK announced their intention to submit data from both their booster and Phase III efficacy trials as the basis for regulatory applications for a COVID-19 vaccine: (i) final analysis of data from the global VAT02 booster trial confirmed the vaccine candidate’s universal ability to boost neutralizing antibodies 18-to-30-fold regardless of the platform used for primary vaccination (mRNA or adenovirus); (ii) the VAT08 Phase 3 primary series trial demonstrated that two doses of the Sanofi-GSK vaccine in seronegative populations demonstrated efficacy of 100% against severe COVID-19 disease and hospitalizations, 75% against moderate or severe COVID-19 disease, and 57.9% against any symptomatic COVID-19 disease, in line with expected vaccine effectiveness in an environment dominated by numerous variants; and (iii) the trials demonstrated a favorable safety profile following both primary and booster vaccination.
On March 8, 2022, Sanofi was recognized as one of the most sustainability-committed companies in an Environment, Social, Governance (ESG) evaluation performed by Standard & Poor’s Global Ratings (S&P). The ESG Evaluation awarded Sanofi a score of 86 points out of 100, one of the highest scores across all sectors globally. Sanofi’s ESG profile earned 80 points for its solid fundamentals, supplemented by an additional strong preparedness opinion of 6 points awarded for the company’s “excellent awareness of risks and opportunities” and capacity to "anticipate and adapt to a variety of long-term plausible disruptions”.
On March 15, 2022, Sanofi and Blackstone (NYSE: BX) announced a strategic risk-sharing collaboration under which funds managed by Blackstone Life Sciences (BXLS) will invest up to €300 million to accelerate the global pivotal studies and clinical development program for the subcutaneous formulation and delivery of the anti-CD38 antibody Sarclisa® to treat patients with multiple myeloma (MM), due to start on schedule in the second half of 2022.
On March 16, 2022, Sanofi and Seagen Inc. (Nasdaq: SGEN) announced an exclusive collaboration agreement to design, develop, and commercialize antibody-drug conjugates (ADCs) for up to three cancer targets. The collaboration will utilize Sanofi’s proprietary monoclonal antibody (mAb) technology and Seagen’s proprietary ADC technology. ADCs are antibodies engineered to deliver potent anti-cancer drugs to tumor cells expressing a specific protein, and Sanofi currently has one ADC in development.
During the March 29, 2022 investor conference, Sanofi gave an update on how the company is advancing its immunology strategy, including its ambition to more than quadruple sales from the Immunology franchise by the end of the decade. The focus of the event was on Dupixent® (dupilumab), a key growth driver for Sanofi, and on the company’s rapidly advancing pipeline which features dermatological, respiratory and gastrointestinal diseases as priority therapeutic areas. Sanofi has raised its peak sales ambition for Dupixent® to more than €13 billion. This new ambition does not include the potential for further upgrades to the sales ambition from chronic obstructive pulmonary disease (COPD), with pivotal readouts from clinical trials in this indication anticipated in 2023.
On March 29, 2022, Sanofi (NASDAQ: SNY) and IGM Biosciences, Inc. (Nasdaq: IGMS) announced the signing of an exclusive worldwide collaboration agreement to create, develop, manufacture, and commercialize IgM antibody agonists against three oncology targets and three immunology/inflammation targets. Engineered IgM antibodies represent a new class of potential therapeutics that combine the multi-valency of IgM antibodies and have ten binding sites, as opposed to conventional IgG antibodies that have only two target binding sites.

40	SANOFI 2021 HALF-YEAR FINANCIAL REPORT

On March 30, 2022, Sanofi finalized the terms of a dual-tranche €1.5 billion bond issue. This includes an inaugural issue of sustainability-linked bonds for a nominal amount of €650 million, linked to Sanofi’s commitment to improve access to essential medicines in low- and lower-middle-income countries via its non-profit global health unit. This issue demonstrates Sanofi’s commitment to society, and to ensure access to healthcare for the world’s most vulnerable people.
On April 4, 2022, Sanofi launched its Diversity, Equity & Inclusion (DE&I) Board, the first of its kind in the pharmaceutical industry to feature outside advisors. Sanofi’s DE&I Board will include three of the most influential voices in the DE&I space, as Board members appointed for a three-year term: organizational psychologist and best-selling author John Amaechi, award-winning social entrepreneur Caroline Casey, and DE&I pioneer and renowned thought-leader Dr. Rohini Anand.
On April 26, 2022, Sanofi announced that it is partnering with McLaren Racing to accelerate manufacturing efficiency and performance in support of its ambition to attain world-class standards of manufacturing excellence. Following a successful pilot in 2021 with McLaren Racing, both companies have decided to extend their collaboration across multiple sites in seven countries, covering more than 100 production lines across all technologies. Learnings from this partnership will provide insights and develop best practices for manufacturing that will then be implemented across Sanofi’s global industrial network .
On May 4, 2022, Sanofi launched Foundation S – The Sanofi Collective, its philanthropic endowment fund aiming to promote health for current and future generations. Using donations, partnerships and collective action, Foundation S will focus on three critical areas: childhood cancer, the health of communities most vulnerable to the effects of climate change and pollution, and access to lifesaving medicines and vaccines.
On May 30, 2022, the US Food and Drug Administration (FDA) informed Sanofi that its planned Actual Use Trial (AUT) to support the prescription to over-the-counter switch for Cialis® (tadalafil) had been placed on clinical hold due to matters surrounding the protocol design. Sanofi’s AUT has not yet recruited any patients. Sanofi continues to work with the FDA to move the Cialis® program forward and will engage with the FDA in upcoming meetings to determine the next steps.
On June 2, 2022, Sanofi announced the restructuring of its immuno-oncology collaboration with Regeneron Pharmaceuticals, Inc. (Regeneron). Under the amended and restated license and collaboration agreement, Regeneron will obtain worldwide exclusive license rights to Libtayo®. The Sanofi and Regeneron global immuno-oncology license and collaboration agreement was originally signed in 2015. Prior to June 2, 2022, the companies had split Libtayo® worldwide operating profits equally and co-commercialized Libtayo® in the US, with Sanofi solely responsible for commercialization in the rest of the world. In return, Sanofi will receive an upfront payment of $900 million and an 11% royalty on worldwide net sales of Libtayo®. Sanofi will also be eligible for a regulatory milestone payment of $100 million, as well as sales-related milestone payments of up to $100 million over the next two years.
On June 8, 2022, Sanofi announced the launch of its first Digital Accelerator to foster its ambition to become a leading digital healthcare company. The Accelerator will develop products and solutions that will support Sanofi’s mission to transform the practice of medicine with the use of digital, data and artificial intelligence (AI).
On May 3, 2022, Sanofi's General Meeting of Shareholders approved the decision to distribute approximately 58% of the share capital of EUROAPI, a European leader in the development, manufacture, marketing and distribution of Active Pharmaceutical Ingredients (APIs), in the form of an exceptional dividend in kind to Sanofi shareholders. On the dividend payment date of May 10, 2022 (further to the admission of EUROAPI shares to listing on the regulated market of Euronext Paris on May 6, 2022), Sanofi divested control over EUROAPI and its subsidiaries, resulting in their deconsolidation from the Sanofi consolidated financial statements as of that date. On June 17, 2022 (the date of delivery of the EUROAPI shares to the French State via the French Tech Souveraineté fund), EPIC BPIFrance acquired a 12% equity interest in EUROAPI. Following completion of those transactions, Sanofi retains an equity interest of 30.1% in EUROAPI, which has been accounted for using the equity method since the date of loss of control.

Net sales for the first half of 2022 amounted to €19,790 million, 14.2% higher than in the first half of 2021. At constant exchange rates (CER)1, net sales rose by 8.4%, driven mainly by strong performances for Dupixent®. The year-on-year increase also reflects good performances by the Consumer Healthcare franchise, including robust growth for the Cough & Cold category; and growth for the Vaccines franchise, driven largely by a recovery in sales of Travel and Polio vaccines compared to 2021.
Net income attributable to equity holders of Sanofi amounted to €3,184 million, versus €2,764 million in the first half of 2021. Earnings per share was €2.55, versus €2.21 for the first half of 2021. Business net income2 was €4,594 million, up 22.6% on the first half of 2021, while business earnings per share (business EPS2) was 22.7% higher than in the first half of 2021 at €3.68.

A.2. RESEARCH AND DEVELOPMENT
Highlights of Sanofi’s Research and Development efforts in the first half of 2022 in the Specialty Care unit included several US and EU regulatory approvals for Dupixent® (dupilumab) for the treatment of eosinophilic esophagitis (EoE), and expanding the severe asthma indication to children aged 6 to 11 years, as well as the moderate-to-severe atopic dermatitis (AD) indication to children aged 6 months to 5 years. In addition, an application for approval of prurigo nodularis has been filed in the US.
In chronic spontaneous urticaria (CSU), the Phase III Study B from the CUPID program evaluating Dupixent® in patients who were refractory to omalizumab was stopped due to futility based on a pre-specified interim analysis. Although positive numerical trends in reducing itch and hives were observed, the results from the interim analysis did not demonstrate statistical significance for the primary endpoints. The previously reported Phase III trial (Study A), which evaluated a different group of patients who were biologic-naïve, met its primary and all key secondary endpoints at 24 weeks, showing that adding Dupixent® to standard-of-care antihistamines significantly reduced itch and hives compared to antihistamines alone. Sanofi remains committed to advancing Dupixent® for patients with CSU on antihistamines and is evaluating next steps.
Efanesoctocog alfa, a once-weekly recombinant factor VIII therapy for the treatment of people with hemophilia A, met both primary and secondary endpoints in previously treated patients ≥12 years of age. The results showed a clinically meaningful prevention of bleeds over a period of 52 weeks, with a median annualized bleeding rate (ABR) of 0 and a mean ABR of 0.71, and a superiority to prior prophylactic
1 Non-GAAP financial measure: see definition in D.3., “Net sales”.
2 Non-GAAP financial measure: see definition in D.2., “Business net income”.

SANOFI 2022 HALF-YEAR FINANCIAL REPORT	41

factor VIII replacement therapy based on intra-patient comparison. An application for approval was submitted to the FDA. Efanesoctocog alfa is the first factor VIII therapy to be awarded Breakthrough Therapy designation by the FDA.
In Oncology, the pivotal Phase II AMEERA-3 clinical trial evaluating amcenestrant monotherapy compared to endocrine treatment in patients with locally advanced or metastatic ER+/HER2- breast cancer who progressed on or after hormonal therapies did not meet its primary endpoint of improving progression-free survival (PFS). No new safety signals were observed. In addition, the Phase III clinical trial evaluating the efficacy and safety of amcenestrant compared with tamoxifen in patients with HR+ early breast cancer who have discontinued adjuvant aromatase inhibitor (AI) therapy due to treatment related toxicity (AMEERA-6), enrolled its first participants.
For the treatment of patients with relapsed Multiple Myeloma, latest results from the IKEMA clinical trial evaluating Sarclisa® (isatuximab), in combination with carfilzomib and dexamethasone (Kd), demonstrated a median progression free survival (mPFS) of 35.7 months, compared to 19.2 months in patients treated with Kd alone, as evaluated by an Independent Review Committee.
In Neurology, in late June 2022, the FDA placed a partial clinical hold on the Phase III studies of tolebrutinib in multiple sclerosis (MS) and myasthenia gravis (MG). As a result, new enrolment in the US was paused, and participants in the US who had been in the trial for fewer than 60 days had the study drug suspended. Meanwhile, more than two thousand previously enrolled patients around the globe are continuing to receive tolebrutinib. In early July 2022, the FDA provided written notification to Sanofi requesting information pertaining to additional analyses of clinical safety data and some preclinical data. After submission of the response, the FDA can take up to 30 days to render their decision on whether they agree to lift the partial clinical hold, which could occur as early as the fourth quarter of 2022. In the meantime, enrolment in the clinical program continues with revised study protocols, including enhanced safety monitoring, in most countries. Sanofi is working closely with the independent data monitoring committee members and investigators around the world to evaluate the effectiveness of these safety measures.

For an update on our research and development pipeline, refer to Section G/ of this half-year management report.

A.3. OTHER SIGNIFICANT EVENTS

A.3.1 CORPORATE GOVERNANCE
The Combined General Shareholders’ Meeting of Sanofi was held on May 3, 2022 at Paris Expo Porte de Versailles, under the chairmanship of Serge Weinberg. All resolutions submitted to the vote were adopted by the shareholders. The General Meeting approved the individual company and consolidated financial statements for the year ended December 31, 2021, and also resolved to distribute an ordinary annual dividend of €3.33 per share and an additional dividend in kind in the form of an allocation of EUROAPI shares, at a ratio of one (1) EUROAPI share per twenty-three (23) Sanofi shares held. The payment of the dividend, including both the cash dividend and the dividend in kind, was made on May 10, 2022. The General Meeting also reappointed Paul Hudson, Christophe Babule, Patrick Kron and Gilles Schnepp as Directors, and approved the appointment of Carole Ferrand, Emile Voest and Antoine Yver as independent directors. The Board of Directors is comprised of 16 members, of whom six are women and two are Directors representing employees. The Board of Directors retains a large majority of independent Directors.

A.3.2. LEGAL AND ARBITRATION PROCEEDINGS
For a description of the most significant developments in legal and arbitration proceedings since publication of the financial statements for the year ended December 31, 2021, refer to Note B.14. to the condensed half-year consolidated financial statements.
The following events have occurred in respect of litigation, arbitration and other legal proceedings in which Sanofi and its affiliates are involved:

PATENTS
•Lantus® Mylan Patent Litigation (United States)
Mylan (now Viatris) and Biocon announced the launch of their interchangeable pen and vial products in November 2021. The proceedings concerning US Patent Nos. 8,603,044, 8,679,069, 8,992,486, 9,526,844, and 9,604,008 are now closed.

GOVERNMENT INVESTIGATIONS AND RELATED LITIGATION
In the New Mexico action concerning the sale and marketing of Plavix®, the state court trial is scheduled to commence in January 2023.
Sanofi US received a new Civil Investigative Demand (CID) requesting the production of documents and information relating to Sanofi’s trade and pricing practices for its insulin products and/or Lantus®-related litigation:
•Illinois State Attorney General’s office (CID issued in July 2022, covering the period from 2003 to present).
Insulin Related Litigation
The Harris County, Texas vs. Sanofi-Aventis US LLC, et al. case was dismissed with prejudice in March 2022.
The Miami, Florida vs. Eli Lilly & Co. et al. case was dismissed with prejudice in May 2022.
In May 2022, the Attorney General of Arkansas filed a complaint against the three insulin manufacturers, including Sanofi US, and the three largest Pharmacy Benefit Managers (PBMs) (CVS, ESI, and Optum). The complaint is largely identical to the complaint filed by Mississippi. Arkansas purports to sue both on behalf of itself and in its parens patriae capacity. It asserts claims under the Arkansas Deceptive Trade Practices Act, as well as claims for unjust enrichment and civil conspiracy.

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A.3.3. OTHER EVENTS
On June 7, 2022. Sanofi launched Action 2022, a global employee share ownership plan open to 86,000 employees in 59 countries. The program, like those carried out since 2013, clearly demonstrates the ongoing commitment of Sanofi and its Board of Directors to involve all employees, across all its territories, in the future development and results of the company.
The shares were offered at a subscription price of €80.21, representing a 20% discount to the average of the 20 opening prices of Sanofi shares from May 9 to June 3, 2022. In addition, for every five shares subscribed, employees were entitled to receive one free share (up to a maximum of four free shares per employee). Each employee was able to purchase up to 1,500 Sanofi shares, subject to the maximum legal limit set at 25% of their gross annual salary minus any voluntary payments already made under employee savings schemes (Group Savings Plan and/or Group Retirement Savings Plan) during 2022.

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B/ PROGRESS ON IMPLEMENTATION OF THE CORPORATE SOCIAL RESPONSIBILITY STRATEGY

Sanofi continues its progress to improve access to medicines
Sanofi’s Global Health Unit has announced the establishment of a fund and the launch of Impact®
Sanofi Global Health has announced the launch of Impact®, a new brand of standard-of-care medicines produced by Sanofi and dedicated to non-profit distribution to at-risk populations in the world’s most impoverished countries. The Impact® brand, which includes insulin, glibenclamide and oxaliplatin amongst others, will enable the secure distribution of 30 Sanofi medicines in 40 lower-income countries. Considered essential by the World Health Organization, the medicines cover a wide range of therapeutic areas, including diabetes, cardiovascular disease, tuberculosis, malaria and cancer.
Sanofi has also announced the establishment of an Impact fund that will support start-up companies and other innovators that can deliver scalable solutions for sustainable healthcare in underserved regions. By providing inclusive business financing and technical assistance, the fund will complement Sanofi Global Health’s mission of leveraging global, regional and local investment to support the training of healthcare professionals and aiding communities in running sustainable care systems.

Sanofi expands access for underserved communities in the US
Uninsured people living with diabetes in the United States will be able to obtain Sanofi insulins (Lantus®, Insulin Glargine U-100, Toujeo®, Admelog®, and Apidra®) from Sanofi’s Insulins Valyou Savings Program with a valid prescription for a fixed price of $35 for a 30-day supply. This is an enhancement to the program, which previously offered a 30-day supply of Sanofi insulins for $99, comprising ten boxes of SoloStar pens and/or 10 mL vials or 5 boxes of Max SoloStar pens.
The Insulins Valyou Savings Program has helped thousands of people living with diabetes save on their prescription costs since its launch in 2018. In 2021, the program was used over 97,000 times, and provided more than $37 million in savings to people living with diabetes.
This upgrade extends the scope of the program.

Sanofi joins the Beacon of Hope program to address racial inequities in clinical trials, health, and education
Sanofi has announced a collaboration with the Beacon of Hope program to address the root causes of disparities in health and education and to create greater diversity, equity and inclusion across R&D in the pharmaceutical industry.
Racial and ethnic minorities have historically been marginalized in clinical research. Sanofi recognizes and supports the urgency to change this situation and help correct this disparity in clinical trial participation.
Launched in July 2021 as a $33.7 million commitment from Novartis and the Novartis US Foundation, Beacon of Hope began as a 10-year collaboration with Morehouse School of Medicine and 26 other Historically Black Colleges and Universities, the Thurgood Marshall College Fund, Coursera, and the National Medical Association, to work together to increase diversity among clinical trial participants and investigators; improve access to high-quality education and promising jobs; address inherent bias in the data standards used to diagnose and treat disease; and find actionable solutions to environmental and climate issues that disproportionately affect health among communities of color.

Access and Pricing Principles at Sanofi
Sanofi has a long history of working with healthcare systems to make its treatments accessible and affordable to patients in need. We understand and share concerns about the affordability of medicines for patients, and encourage countries to improve value in healthcare spending. However, we firmly believe that the pharmaceutical industry is only one of many stakeholders in the healthcare system that can and should contribute to this goal. Given the growing concerns over rising healthcare costs, we have developed an approach to pricing that reflects our commitment to broadly expanding patient access to medicines and vaccines while maintaining sustainable investment in Research & Development. Our Access & Pricing Principles are founded on two pillars:
•Clear rationale for pricing and access at the launch of a new medicine or vaccine
•Building affordability criteria into pricing considerations for new launches

When we set the price of a new medicine, we hold ourselves to a rigorous and structured process that includes consultation with external stakeholders and considers the following factors:
•Holistic assessment of the product’s value (clinical, social, wellbeing and economic value)
•Availability of similar treatments at the time of launch
•Ability of market to afford the product
•Other factors specific to the product at the time of launch

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We disclose more information on our global access and pricing principles on our global website, and on our US pricing policy on the Sanofi US website.

Sustainability-linked bond tied to Sanofi’s Access commitments
Sanofi is committed to integrate sustainability within its Play to Win business strategy, as well as within its investment and financing strategy. More than a year after issuing its first sustainability-linked credit revolving facilities, Sanofi successfully placed an inaugural issue of sustainability-indexed bonds linked to access to medicines. The issue, with a nominal amount of €650 million, is tied to Sanofi’s commitment to improve access to essential medicines in low- and lower-middle-income countries via its Global Health non-profit unit. This issue demonstrates Sanofi’s commitment to society, and to ensure access to healthcare for the world’s most vulnerable people.

Building partnerships to support Sanofi’s pediatric cancer commitment
In its flagship childhood cancer program, Sanofi aims to work collaboratively across sectors, to advance knowledge in pediatric studies.
In the research field, Sanofi is now one of the partners of the Pediatric Pre-clinical Proof of Concept Platform (ITCC-P4), which aims to enable state-of-the-art upfront preclinical testing of novel molecularly targeted compounds. Sanofi has recently engaged in a Pediatric Oncology Relevant Target collaboration led by the Foundation for the National Institutes of Health (FNIH) to review and prioritize targets.
For the development of innovative clinical trials, Sanofi works closely with experts at MD Anderson Cancer Center, Institut Gustave Roussy, Children's Hospital of Philadelphia, Dana-Farber Cancer Institute and Memorial Sloan Kettering Cancer Center. All of these efforts are centered on patient needs, as highlighted by Sanofi’s support for childhood cancer advocacy groups including Coalition Against Childhood Cancer (CAC2) and Imagine for Margo.

Sanofi continues its progress to limit its impact on the environment
New CO2 Scope 3 emissions reduction target
As Sanofi’s ambitious strategy to minimize its environmental impacts – including on climate change – delivers important progress, we have upgraded our Scope 3 greenhouse gas (GHG) emissions reduction target from the initial 14% to 30% by 2030, as part of our ambition to achieve carbon neutrality by 2030.
In the third quarter of 2021, we pledged to achieve carbon neutrality by 2030 across all our operations and our entire value chain, as well as net zero greenhouse gas emissions by 2050. This brought our target date forward by 20 years compared with our previous pledge, made in 2015 after COP21 and the Paris Agreement. As part of this ambition, GHG reduction targets versus the 2019 baseline were set at 55% by 2030 for operations (Scopes 1 & 2) and at 14% for the value chain (Scope 3). Those goals have been validated by the Science Based Target initiative (SBTi). Sanofi submitted the Net-Zero Target and the upgraded Scope 3 reduction target to SBTi for validation last May.

Evolutive Vaccine Facility in Singapore: low energy intensity and 100% electrified by design
Building a path towards carbon neutrality is not only about revamping or optimizing existing facilities, but also about designing new factories with the lowest possible environmental footprint.
Our new vaccine facility in Singapore maximized its energy efficiency by including energy recovery in all processes. It is 100% electrified, with gas boilers replaced by heat pumps and energy recovery in all processes. All available surfaces are equipped with solar panels to generate renewable electricity. The remaining electricity supply will be sourced from renewable alternatives such as long-term power purchase agreements and renewable energy certificates, with the objective to source 100% renewable electricity by 2030, in line with our RE100 commitment.

ESG dashboard as of the second quarter of 2022
In 2020, when Sanofi renewed its CSR ambitions, we reviewed and updated our portfolio of initiatives. The numbers shown below highlight ongoing progress in the implementation of our integrated CSR strategy.
Data on YTD basis unless stated otherwise

Affordable access
Sanofi Global Health, a non-profit unit formed within the company in April 2021, aims to provide 30 of Sanofi's medicines across a wide range of therapeutic areas to patients in 40 of the lowest income countries. Beyond the products provided, Sanofi Global Health works on integrating programs that ensure optimal care management over time for patients.
Sanofi is also committed to helping 1,000 patients living with rare diseases who have no access to treatments, and will donate 100,000 vials of medicine for their treatments each year. This continues Sanofi’s 30-year commitment to patients suffering from rare diseases, such as Fabry, Gaucher or Pompe diseases, for which access to treatment is often limited.
The third initiative on access is to develop a global access plan for all new products, making them available in selected relevant markets within two years of launch.

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Affordable access
Sanofi Global Health
	Q1 2022	Q2 2022
Malaria	•1,024,170 patients treated •8 countries	•1,693,770 patients treated •10 countries
Tuberculosis	•35,094 patients treated •11 countries	•76,634 patients treated •13 countries
Non-communicable diseases	•46,300 patients treated •12 countries	•85,956 patients treated •21 countries
Rare disease vial donations
	Q1 2022	Q2 2022
# Patients treated	998	1,015
#Vials donated	22,682	51,370
Global Access Plan
	Q1 2022	Q2 2022
# of access plan	Pilot phase and blueprint completed

R&D for unmet needs
Sanofi continues its efforts to fight polio and sleeping sickness, two of its legacy programs that address global health issues.
We have been involved in the fight against polio from the beginning, and continue to play a critical role in the delivery of polio vaccines. We have also committed to collaborate with the WHO to eliminate sleeping sickness by 2030.
Part of Sanofi’s R&D ambition is to develop innovative medicines to eliminate cancer deaths in children.

R&D for unmet needs
Eradicate Polio
	Q1 2022	Q2 2022
# Inactivated Polio Vaccine (IPV) doses supplied	16 million IPV doses supplied to UNICEF for GAVI countries	27 million IPV doses supplied to UNICEF for GAVI countries
Sleeping sickness elimination
	FY 2020	FY 2021
# Patients tested	1.6 million	2 million
# Patients treated	663	805
Pediatric cancer treatment development
	Q1 2022	Q2 2022
# of assets identified	1 of the 2 assets in protocol preparation for clinical study	•1 asset in pre-clinical assessments •1 asset in protocol preparation for clinical study

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Planet care
To contribute to better resource conservation, Sanofi plans to remove all plastic blister packs for its syringe vaccines by 2027. In addition, we are committed to eco-designing all our new products by 2025. To reduce our greenhouse gas emissions by 55% by 2030, all Sanofi sites will use 100% electricity from renewable sources and we have also set a target of carbon neutrality for our car fleet, both by 2030.

Planet Care
Blister free vaccines
	Q1 2022	Q2 2022
% blister free syringe vaccines	29% of vaccines produced are blister free	Data updated annually
Eco design
	Q1 2022	Q2 2022
# of Life Cycle Analysis (LCA)	4 LCAs completed & 1 in progress Eco-design digital solutions project launched	5 LCAs completed & 3 in progress Eco-design digital solutions project in progress
Scope 1 & 2 emissions
	Q1 2022	Q2 2022
GHG reduction vs 2019%	-26%	-27%
Renewable electricity
	Q1 2022	Q2 2022
% electricity consumption from renewable sources	60%[1]	60%
Eco car fleet
	Q1 2022	Q2 2022
% eco car fleet vs. total car fleet	28.7% eco-fleet	30.4% eco-fleet
1 Baseline recalculated following the spin-off of EUROAPI

In and beyond the workplace
As a global company, we are committed to ensuring that our leaders reflect the communities and patients we serve. We are committed to continue fostering an organization where all employees have equal opportunities to reach positions of responsibility within the company. Our ambition is to have 40% of women in top executive roles and 50% of women in senior leadership roles by 2025. We are continuing our social and economic engagement in the communities where we operate in. Finally, we are embedding our commitment to society in our leaders’ career development paths to strengthen the social impact of their decisions.

In and beyond the workplace
	Q1 2022	Q2 2022
Diverse Senior Leadership
% of women	35.1% of our executives 40.4% of our senior leaders were women	35.9% of our executives 41.1% of our senior leaders were women
Engagement with communities
	Q1 2022	Q2 2022
# volunteers	4,975 volunteers	1,998 volunteers
# hours	26,906 hours	12,687 hours
From Leaders to Citizens
	Q1 2022	Q2 2022
KPI	Roll out planned in 2022

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ESG ratings
The ongoing implementation of our social impact strategy has led in recent months to a range of positive updates of the our rank or grade in most of the ESG rankings.

C/ EVENTS SUBSEQUENT TO JUNE 30, 2022

Following clearance from the antitrust authorities, the exclusive licensing rights to Libtayo® have been definitively transferred to Regeneron with effect from July 1, 2022.
Sanofi Global Health announced on July 4, 2022 the launch of Impact®, a new brand of standard of care medicines produced by Sanofi dedicated for nonprofit distribution to at-risk populations in the world’s most impoverished countries.
Sanofi announced on July 10, 2022 that the Phase III ATLAS-PPX study evaluating the efficacy and safety of once-monthly fitusiran (80 mg) in adults and adolescents with severe hemophilia A or B who were previously treated with prior factor or bypassing agent (BPA) prophylaxis had met the primary endpoint and demonstrated that fitusiran prophylaxis significantly reduced bleeding episodes compared to prior factor or BPA prophylaxis.
On July 10, 2022, Sanofi and Swedish Orphan Biovitrum AB (publ) (Sobi®) (STO: SOBI) presented for the first time, in a late-breaking session at the 30th International Society on Thrombosis and Haemostasis (ISTH) Congress, positive results from the XTEND-1 pivotal Phase III study evaluating the safety, efficacy and pharmacokinetics of efanesoctocog alfa (BIVV001), an investigational factor VIII replacement therapy, in previously treated adults and adolescents aged 12 years and over with severe hemophilia A.
On July 14, 2022, Sanofi announced that the Phase III trial assessing the investigational use of Dupixent® (dupilumab) in children aged 1 to 11 years with eosinophilic esophagitis (EoE) had met its primary endpoint of histological disease remission at 16 weeks with both higher and lower dose weight-tiered regimens. There are no approved treatments for children with EoE under 12 years of age.

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D/ CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2022
Unless otherwise indicated, all financial data in this report are presented in accordance with international financial reporting standards (IFRS), including international accounting standards and interpretations (see Note A.1. to the condensed half-year consolidated financial statements).

Consolidated income statements for the six months ended June 30, 2021 and June 30, 2022

(€ million)	June 30, 2022 (6 months)	as % of net sales	June 30, 2021 (6 months)	(a)	as % of net sales
Net sales	19,790	100.0%	17,335		100.0%
Other revenues	1,005	5.1%	596		3.4%
Cost of sales	(6,130)	(31.0)%	(5,542)		(32.0)%
Gross profit	14,665	74.1%	12,389		71.5%
Research and development expenses	(3,147)	(15.9)%	(2,663)		(15.4)%
Selling and general expenses	(4,953)	(25.0)%	(4,531)		(26.1)%
Other operating income	416		410
Other operating expenses	(1,204)		(709)
Amortization of intangible assets	(910)		(775)
Impairment of intangible assets	(87)		(178)
Fair value remeasurement of contingent consideration	(17)		(4)
Restructuring costs and similar items	(792)		(343)
Other gains and losses, and litigation	(142)		—
Operating income	3,829	19.3%	3,596		20.7%
Financial expenses	(189)		(188)
Financial income	34		28
Income before tax and investments accounted for using the equity method	3,674	18.6%	3,436		19.8%
Income tax expense	(495)		(678)
Share of profit/(loss) from investments accounted for using the equity method	58		26
Net income	3,237	16.4%	2,784		16.1%
Net income attributable to non-controlling interests	53		20
Net income attributable to equity holders of Sanofi	3,184	16.1%	2,764		15.9%
Average number of shares outstanding (million)	1,250.0		1,250.3
Average number of shares after dilution (million)	1,255.3		1,255.6
▪Basic earnings per share (in euros)	2.55		2.21
▪Diluted earnings per share (in euros)	2.54		2.20
(a)Includes the impacts of the IFRIC final agenda decisions of March 2021 on the costs of configuring or customising application software used in a Software as a Service (SaaS) arrangement and of April 2021 on the attribution of benefits to periods of service, as described in Note A.2.1 to the consolidated financial statements for the year ended December 31, 2021. Those impacts were not material as of June 30, 2021.

SANOFI 2022 HALF-YEAR FINANCIAL REPORT	49

D.1. SEGMENT INFORMATION

D.1.1. OPERATING SEGMENTS
In accordance with IFRS 8 (Operating Segments), the segment information reported by Sanofi is prepared on the basis of internal management data provided to our Chief Executive Officer, who is the chief operating decision maker of Sanofi. The performance of those segments is monitored individually using internal reports and common indicators. The operating segment disclosures required under IFRS 8 are provided in Note B.20. to the condensed half-year consolidated financial statements.
Sanofi has three operating segments: Pharmaceuticals, Vaccines, and Consumer Healthcare.
The Pharmaceuticals segment comprises, for all geographical territories, the commercial operations of the following global franchises: Specialty Care (Dupixent®, Neurology & Immunology, Rare Diseases, Oncology, and Rare Blood Disorders) and General Medicines (Core Assets and Non-Core Assets), together with research, development and production activities dedicated to the Pharmaceuticals segment. This segment also includes associates whose activities are related to pharmaceuticals.
The Vaccines segment comprises, for all geographical territories, the commercial operations of Sanofi Pasteur, together with research, development and production activities dedicated to vaccines.
The Consumer Healthcare segment comprises, for all geographical territories, the commercial operations for Sanofi’s Consumer Healthcare products, together with research, development and production activities dedicated to those products.
Inter-segment transactions are not material.
The costs of Sanofi’s global support functions (External Affairs, Finance, Human Resources, Legal Affairs, Information Solutions & Technologies, Sanofi Business Services, etc.) are mainly managed centrally at group-wide level. The costs of those functions are presented within the “Other” category. That category also includes other reconciling items such as retained commitments in respect of divested activities.

D.1.2. BUSINESS OPERATING INCOME
We report segment results on the basis of “Business operating income”. This indicator is used internally by Sanofi’s chief operating decision maker to measure the performance of each operating segment and to allocate resources. For a definition of “Business operating income”, and a reconciliation between that indicator and Income before tax and investments accounted for using the equity method, refer to Note B.20.1.2. to our condensed half-year consolidated financial statements.
In the first half of 2022, “Business operating income” amounted to €5,818 million (versus €4,902 million for the first half of 2021), while “Business operating income margin” was 29.4% (versus 28.3% for the first half of 2021). “Business operating income margin” is a non-GAAP financial measure that we define as the ratio of “Business net income” to our consolidated net sales.
Because our “Business operating income” and “Business operating income margin” are not standardized measures, they may not be directly comparable with the non-GAAP financial measures of other companies using the same or similar non-GAAP financial measures. Despite the use of non-GAAP measures by management in setting goals and measuring performance, these are non-GAAP measures that have no standardized meaning prescribed by IFRS.

SANOFI 2022 HALF-YEAR FINANCIAL REPORT	50

D.2. BUSINESS NET INCOME
We believe that understanding of our operational performance by our management and our investors is enhanced by reporting “Business net income”. This non-GAAP financial measure represents “Business operating income”, less net financial expenses and the relevant income tax effects.
“Business net income” for the first half of 2022 amounted to €4,594 million, 22.6% more than in the first half of 2021 (€3,747 million). That represents 23.2% of net sales, versus 21.6% for the first half of 2021.
We also report “Business earnings per share” (business EPS), a non-GAAP financial measure which we define as business net income divided by the weighted average number of shares outstanding.
Business EPS was €3.68 for the first half of 2022, 22.7% higher than the 2021 first-half figure of €3.00, based on an average number of shares outstanding of 1,250.0 million for the first half of 2022 and 1,250.3 million for the first half of 2021.
The table below reconciles our “Business operating income” to our “Business net income”:

(€ million)	June 30, 2022 (6 months)	June 30, 2021 (6 months)	(a)	December 31, 2021 (12 months)
Business operating income	5,818	4,902		10,714
Financial income and expenses	(155)	(160)		(328)
Income tax expense	(1,069)	(995)		(2,173)
Business net income	4,594	3,747		8,213
(a) Includes the impacts of the IFRIC final agenda decisions of March 2021 on the costs of configuring or customising application software used in a Software as a Service (SaaS) arrangement and of April 2021 on the attribution of benefits to periods of service, as described in Note A.2.1 to the consolidated financial statements for the year ended December 31, 2021. Those impacts were not material as of June 30, 2021.

We define “Business net income” as Net income attributable to equity holders of Sanofi determined under IFRS, excluding the following items:
▪amortization and impairment losses charged against intangible assets (other than software and other rights of an industrial or operational nature);
▪fair value remeasurements of contingent consideration relating to business combinations (IFRS 3) or divestments;
▪expenses arising from remeasurement of inventories following a business combination (IFRS 3);
▪restructuring costs and similar items (presented within the income statement line item Restructuring costs and similar items);
▪other gains and losses, including gains and losses on major disposals of non-current assets (presented within the income statement line item Other gains and losses, and litigation);
▪other costs or provisions relating to litigation (presented within the income statement line item Other gains and losses, and litigation);
▪the tax effects of the items listed above, and the impact of major tax disputes;
▪shares of profits and losses from investments accounted for using the equity method, except for joint ventures and associates with which Sanofi has entered into a strategic partnership agreement;
▪the effects of acquisitions and restructuring costs on investments accounted for using the equity method (for joint ventures and associates with which Sanofi has entered into a partnership agreement);
▪the portion of the items listed above attributable to non-controlling interests.

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The table below reconciles our “Business net income” to Net income attributable to equity holders of Sanofi:

(€ million)	June 30, 2022 (6 months)	June 30, 2021 (6 months)	(c)	December 31, 2021 (12 months)
Net income attributable to equity holders of Sanofi	3,184	2,764		6,223
Amortization of intangible assets (a)	910	775		1,580
Impairment of intangible assets	87	178		192
Fair value remeasurement of contingent consideration	17	4		4
Expenses arising from the impact of acquisitions on inventories	3	—		4
Restructuring costs and similar items	792	343		820
Other gains and losses, and litigation (b)	142	—		5
Tax effects of the items listed above:	(573)	(316)		(614)
▪amortization and impairment of intangible assets	(218)	(230)		(415)
▪fair value remeasurement of contingent consideration	(18)	3		(2)
▪tax effects of restructuring costs and similar items	(199)	(89)		(200)
▪other tax effects	(138)	—		3
Other items	32	(1)		(1)
Business net income	4,594	3,747		8,213
Average number of shares outstanding (million)	1,250.0	1,250.3		1,252.5
Basic earnings per share (in euros)	2.55	2.21		4.97
Reconciling items per share (in euros)	1.13	0.79		1.59
Business earnings per share (in euros)	3.68	3.00		6.56
(a)Includes amortization expense related to accounting for business combinations: €853 million in the six months ended June 30, 2022; €736 million in the six months ended June 30, 2021; and €1,484 million in the year ended December 31, 2021.
(b)In the first half of 2022, this line includes the pre-tax gain on the deconsolidation of EUROAPI (see note B.1. to the condensed half-year consolidated financial statements) and a charge to a provision for risks relating to a litigation.
(c)Includes the impacts of the IFRIC final agenda decisions of March 2021 on the costs of configuring or customising application software used in a Software as a Service (SaaS) arrangement and of April 2021 on the attribution of benefits to periods of service, as described in Note A.2.1 to the consolidated financial statements for the year ended December 31, 2021. Those impacts were not material as of June 30, 2021.

The most significant reconciling items between “Business net income” and Net income attributable to equity holders of Sanofi relate to (i) the purchase accounting effects of our acquisitions and business combinations, particularly the amortization and impairment of intangible assets (other than software and other rights of an industrial or operational nature) and (ii) the impacts of restructurings or transactions regarded as non-recurring, where the amounts involved are particularly significant. We believe that excluding those impacts enhances an investor’s understanding of our underlying economic performance, because it gives a better representation of our recurring operating performance.
We believe that eliminating charges related to the purchase accounting effect of our acquisitions and business combinations (particularly amortization and impairment of some intangible assets) enhances comparability of our ongoing operating performance relative to our peers. Those intangible assets (principally rights relating to research, development and commercialization of products) are accounted for in accordance with IFRS 3 (Business Combinations) and hence may be subject to remeasurement. Such remeasurements are not made other than in a business combination.
We also believe that eliminating the other effects of business combinations (such as the incremental cost of sales arising from the workdown of acquired inventories remeasured at fair value in business combinations) gives a better understanding of our recurring operating performance.
Eliminating restructuring costs and similar items enhances comparability with our peers because those costs are incurred in connection with reorganization and transformation processes intended to optimize our operations.
Finally, we believe that eliminating the effects of transactions that we regard as non-recurring and that involve particularly significant amounts (such as major gains and losses on disposals, and costs and provisions associated with major litigation and other major non-recurring items) improves comparability from one period to the next.
We remind investors, however, that “Business net income” should not be considered in isolation from, or as a substitute for, Net income attributable to equity holders of Sanofi reported in accordance with IFRS. In addition, we strongly encourage investors and potential investors not to rely on any single financial measure but to review our financial statements, including the notes thereto, carefully and in their entirety.
We compensate for the material limitations described above by using “Business net income” only to supplement our IFRS financial reporting and by ensuring that our disclosures provide sufficient information for a full understanding of all adjustments included in “Business net income”.
Because our “Business net income” and “Business EPS” are not standardized measures, they may not be directly comparable with the non-GAAP financial measures of other companies using the same or similar non-GAAP financial measures.

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D.3. NET SALES
Net sales for the first half of 2022 amounted to €19,790 million, 14.2% higher than in the first half of 2021. Exchange rate fluctuations had a positive effect of 5.8 percentage points overall, due mainly to positive trends in the euro exchange rate against the US dollar, Chinese yuan and Brazilian real. At constant exchange rates (CER, see definition below), net sales rose by 8.4%, driven mainly by strong performances for Dupixent®. The year-on-year increase also reflects good performances by the Consumer Healthcare franchise, including robust growth for the Cough & Cold category; and growth for the Vaccines franchise, driven largely by a recovery in sales of Travel and Polio vaccines compared to 2021.
Reconciliation of net sales to net sales at constant exchange rates

(€ million)	June 30, 2022 (6 months)	June 30, 2021 (6 months)	Change
Net sales	19,790	17,335	+14.2%
Effect of exchange rates	(1,002)
Net sales at constant exchange rates	18,788	17,335	+8.4%

When we refer to changes in our net sales at constant exchange rates (CER), that means we have excluded the effect of exchange rates by recalculating net sales for the relevant period using the exchange rates that were used for the previous period.
When we refer to changes in our net sales on a constant structure (CS) basis, that means that we eliminate the effect of changes in structure by restating the net sales for the previous period as follows:
▪by including sales generated by entities or product rights acquired in the current period for a portion of the previous period equal to the portion of the current period during which we owned them, based on historical sales information we receive from the party from whom we make the acquisition;
▪similarly, by excluding sales for a portion of the previous period when we have sold an entity or rights to a product in the current period; and
▪for a change in consolidation method, by recalculating the previous period on the basis of the method used for the current period.
To facilitate analysis and comparisons with prior periods, some figures are given at constant exchange rates and on a constant structure basis (CER/CS).

D.3.1. NET SALES BY SEGMENT AND GLOBAL BUSINESS UNIT (GBU)
Our net sales comprise the net sales generated by our Pharmaceuticals, Vaccines and Consumer Healthcare segments. The table below also presents net sales by Global Business Unit (GBU).

(€ million)	June 30, 2022 (6 months)	June 30, 2021 (6 months)	Change on a reported basis	Change at constant exchange rates
Specialty Care GBU	7,642	5,978	+27.8%	+19.8%
General Medicines GBU	7,357	7,218	+1.9%	-2.3%
Pharmaceuticals segment	14,999	13,196	+13.7%	+7.7%
Vaccines GBU/segment	2,198	1,937	+13.5%	+7.8%
Consumer Healthcare GBU/segment	2,593	2,202	+17.8%	+13.1%
Total net sales	19,790	17,335	+14.2%	+8.4%

D.3.2. NET SALES BY GEOGRAPHICAL REGION AND PRODUCT

Net sales by main product and geographical region break down as follows:

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(€ million)	Net sales	Change (CER)	Change (reported)	United States	Change (CER)	Europe	Change (CER)	Rest of the World	Change (CER)
Dupixent®	3,577	+44.4%	+56.2%	2,653	+38.0%	450	+55.0%	474	+75.5%
Aubagio®	1,017	-4.4%	+2.3%	689	-6.3%	269	+1.5%	59	-9.4%
Lemtrada®	45	—%	+4.7%	19	-15.0%	12	+9.1%	14	+16.7%
Kevzara®	172	+46.0%	+52.2%	90	+64.0%	53	+29.3%	29	+36.4%
Total Neurology & Immunology	1,234	+0.7%	+7.3%	798	-1.8%	334	+5.4%	102	+4.1%
Myozyme®/ Lumizyme®	487	-3.3%	+0.8%	163	-17.8%	206	+2.5%	118	+10.7%
Nexviazyme®	73	+6700.0%	+7200.0%	63	—%	3	+200.0%	7	—%
Fabrazyme®	458	+5.8%	+11.2%	221	+5.3%	116	+4.5%	121	+8.1%
Cerezyme®	367	+5.5%	+7.0%	94	+2.4%	126	+1.6%	147	+11.0%
Aldurazyme®	133	+4.9%	+8.1%	29	—%	45	+4.7%	59	+7.4%
Cerdelga®	139	+7.3%	+13.0%	75	+6.3%	55	+7.8%	9	+12.5%
Total Rare Diseases	1,695	+6.7%	+10.9%	645	+7.4%	553	+4.2%	497	+9.0%
Jevtana®	203	-20.8%	-15.4%	142	+8.4%	19	-74.7%	42	-8.7%
Sarclisa®	129	+67.6%	+74.3%	55	+78.6%	38	+40.7%	36	+89.5%
Fasturtec®	86	+8.1%	+16.2%	54	+14.0%	24	+9.1%	8	-22.2%
Libtayo®	88	+44.1%	+49.2%	—	—%	70	+43.8%	18	+45.5%
Total Oncology	507	+7.4%	+13.4%	251	+20.0%	151	-12.8%	105	+20.0%
Eloctate®	291	-3.2%	+4.7%	232	-2.8%	—	—%	59	-4.8%
Alprolix®	237	+9.0%	+18.5%	198	+10.5%	—	—%	39	+2.6%
Cablivi®	97	+9.5%	+15.5%	48	+2.3%	47	+17.5%	2	—%
Total Rare Blood Disorders	629	+3.7%	+11.9%	482	+3.8%	47	+17.5%	100	-2.0%
Specialty Care GBU	7,642	+19.8%	+27.8%	4,829	+20.4%	1,535	+13.6%	1,278	+25.7%
Lovenox®	714	-9.5%	-7.0%	7	-60.0%	353	-4.1%	354	-12.7%
Toujeo®	541	+4.4%	+8.2%	128	-4.2%	211	+8.2%	202	+5.9%
Plavix®	508	—%	+4.7%	5	-20.0%	52	-13.3%	451	+2.1%
Multaq®	178	+7.9%	+17.9%	160	+9.8%	9	-25.0%	9	+28.6%
Thymoglobulin®	210	+12.8%	+22.1%	121	+7.9%	17	+6.3%	72	+23.6%
Mozobil®	124	+6.4%	+12.7%	71	+6.7%	31	+6.9%	22	+4.8%
Praluent®	197	+79.8%	+89.4%	55	+860.0%	108	+42.7%	34	+33.3%
Soliqua® / Suliqua®	106	+10.0%	+17.8%	56	-3.8%	15	+7.1%	35	+43.5%
Rezurock®	84	—%	—%	84	—%	—	—%	—	—%
Other Core Assets	543	-0.8%	+4.0%	86	-36.6%	182	+4.0%	275	+15.2%
Total Core Assets	3,205	+5.3%	+10.4%	773	+13.4%	978	+3.5%	1,454	+2.9%
Lantus®	1,271	-6.7%	-1.4%	425	-10.3%	223	-9.3%	623	-3.3%
Aprovel®/Avapro®	245	+15.5%	+22.5%	3	—%	42	-10.6%	200	+24.0%
Other Non-Core Assets	2,320	-7.9%	-5.2%	196	-6.3%	593	-10.1%	1,531	-7.3%
Total Non-Core Assets	3,836	-6.4%	-2.5%	624	-9.0%	858	-9.9%	2,354	-4.2%
Industrial Sales	316	-18.9%	-16.8%	13	-54.2%	294	-13.7%	9	-61.9%
General Medicines GBU	7,357	-2.3%	+1.9%	1,410	+1.0%	2,130	-4.8%	3,817	-2.0%
Total Pharmaceuticals	14,999	+7.7%	+13.7%	6,239	+15.4%	3,665	+2.1%	5,095	+3.9%
Polio / Pertussis / Hib vaccines	1,202	+9.1%	+14.2%	224	-15.4%	161	+11.0%	817	+17.5%
Meningitis vaccines	265	-21.3%	-15.6%	185	-19.3%	6	+500.0%	74	-30.2%
Booster vaccines (incl. Adacel®)	261	+18.4%	+26.7%	144	+15.0%	74	+12.1%	43	+48.1%
Travel and endemics vaccines	243	+73.7%	+82.7%	74	+83.3%	42	+215.4%	127	+47.6%
Influenza vaccines	181	-10.7%	-7.7%	12	—%	37	+105.6%	132	-28.7%
Total Vaccines	2,198	+7.8%	+13.5%	678	-2.1%	321	+31.1%	1,199	+8.2%
Allergy	418	+13.4%	+21.9%	249	+13.5%	37	+8.8%	132	+14.7%
Cough & Cold	219	+96.4%	+99.1%	—	—%	122	+165.2%	97	+46.9%
Pain Care	618	+13.8%	+17.0%	103	+2.2%	289	+15.6%	226	+17.1%
Digestive Wellness	661	+11.5%	+15.4%	62	-8.2%	224	+12.0%	375	+15.1%
Physical Wellness	173	+5.0%	+8.8%	—	—%	11	-15.4%	162	+6.8%
Mental Wellness	123	+13.1%	+15.0%	24	-4.3%	60	+9.1%	39	+34.5%
Personal Care	279	+1.6%	+10.7%	209	-0.5%	1	-50.0%	69	+10.2%
Non-Core / Other	102	-22.3%	-21.5%	(2)	-175.0%	37	-32.1%	67	-6.8%
Total Consumer Healthcare	2,593	+13.1%	+17.8%	645	+2.6%	781	+19.4%	1,167	+14.9%
Total Sanofi	19,790	+8.4%	+14.2%	7,562	+12.4%	4,767	+6.2%	7,461	+6.2%

SANOFI 2022 HALF-YEAR FINANCIAL REPORT	54

D.3.3. PHARMACEUTICALS SEGMENT

In the first half of 2022, net sales for our Pharmaceuticals segment reached €14,999 million, up 13.7% on a reported basis and 7.7% at constant exchange rates.
The year-on-year rise of €1,803 million builds in positive exchange rate effects of €789 million, and the following effects at constant exchange rates:
▪positive performances from Dupixent® (+€1,017 million), the Rare Diseases franchise (+€103 million), and the Core Assets category of the General Medicines franchise (+€154 million); and
▪a negative performance from the Non Core-Asset category of the General Medicines franchise (-€250 million).
Comments on the performances of our major Pharmaceuticals segment products are provided below.

SPECIALTY CARE GBU
DUPIXENT®
Dupixent® (developed in collaboration with Regeneron) generated net sales of €3,577 million in the first half of 2022, up 56.2% on a reported basis and 44.4% at constant exchange rates. In the United States, sales of Dupixent® reached €2,653 million in the first half of 2022, driven by continuing strong demand in the treatment of atopic dermatitis (AD) in adults, adolescents and children aged 6 to 11 years, along with continued uptake in asthma for patients aged 12 years and older and children aged 6 to 11 years and in chronic rhinosinusitis with nasal polyposis (CRSwNP). In Europe, the product’s net sales for the first half of 2022 totaled €450 million, up 55.0% CER, driven by continued growth in AD and additional launches in younger populations for AD, asthma and CRSwNP. In the Rest of the World region, Dupixent® posted net sales of €474 million (+75.5% CER), including €180 million in Japan. In China, Dupixent® was approved in February 2022 for the treatment of atopic dermatitis in children aged 6 months to 5 years, and generated net sales of €104 million in China in the first half of 2022. Sanofi has revised its ambitions upwards and now aims to achieve, at maturity, more than €13 billion in sales for Dupixent® (excluding chronic obstructive pulmonary disease).
NEUROLOGY AND IMMUNOLOGY
In the first half of 2022, the Neurology and Immunology franchise reported net sales of €1,234 million, up 7.3% on a reported basis and 0.7% at constant exchange rates, reflecting a rise in Kevzara® sales.
Net sales of Aubagio® amounted to €1,017 million, down 4.4% CER. This reflected a decrease in sales in the United States (-6.3% CER at €689 million) due to stronger competitive pressure and also a price effect, though that was partly offset by growth in Europe (+1.5% CER at €269 million) driven by increased demand.
First-half net sales of Lemtrada® were stable at €45 million, with lower sales in the United States (-15.0% CER at €19 million) partly offset by stronger demand in the Rest of the World region (+16.7% CER at €14 million) and Europe (+9.1% CER at €12 million).
First-half net sales of Kevzara® (developed in collaboration with Regeneron) reached €172 million (+46.0% CER), driven by sales growth in the US (+64.0% CER at €90 million), Europe (+29.3% CER at €53 million) and the Rest of the World (+36.4% CER at €29 million), mainly due to temporarily increased global demand for IL-6 receptor blockers.
RARE DISEASES
In the first half of 2022, net sales for the Rare Diseases franchise were €1,695 million, up 10.9% on a reported basis and 6.7% at constant exchange rates. Sales rose across all three geographies: by 4.2% CER to €553 million in Europe, by 7.4% CER to €645 million in the United States, and by 9.0% CER to €497 million in the Rest of the World region.
Net sales of Cerezyme® grew in the first half of 2022 (+5.5% CER at €367 million), helped by a solid performance in the Rest of the World region (+11.0% CER at €147 million). Sales of Cerdelga® increased sharply (+7.3% CER at €139 million), driven by new patients. Overall, sales for the Gaucher disease franchise (Cerezyme® and Cerdelga®) rose by 6.0% CER to €506 million.
Net sales of Myozyme® / Lumizyme® + Nexviazyme® for the treatment of Pompe disease increased by 10.5% CER in the first half of 2022 to €560 million, with US sales of Nexviazyme® (€63 million) more than offsetting lower sales of Myozyme® / Lumizyme® (-17.8% CER at €163 million). In the Rest of the World region, Myozyme® / Lumizyme® posted further sales growth (+10.7% CER at €118 million).
In the first half of 2022, net sales of the Fabry disease treatment Fabrazyme® amounted to €458 million, up 5.8% CER. All geographies are growing, driven by the Rest of the World region (+8.1% CER at €121 million, despite unfavorable timing of purchases), followed by the United States (+5.3% CER at €221 million) and Europe (+4.5% CER at €116 million).
ONCOLOGY
First-half net sales for the Oncology franchise were up 13.4% on a reported basis and 7.4% at constant exchange rates at €507 million, as launches of Sarclisa® more than offset the effects of generic competition for Jevtana® in Europe.
Jevtana® reported net sales of €203 million in the first half of 2022, down 20.8% CER, following the launch at end March 2021 of generics in some European markets, where sales were down 74.7% CER at €19 million. Sales of the product also decreased in the Rest of the World region (-8.7% CER at €42 million). Sales rose by 8.4% CER to €142 million in the United States, where Jevtana® is currently covered by four Orange Book listed patents: US 7,241,907, US 8,927,592, US 10,583,110 and US 10,716,777. Sanofi filed patent infringement suits under Hatch-Waxman against generic filers asserting the ‘110 patent, the ‘777 patent and the '592 patent in the US District Court for the District of Delaware. Sanofi has reached settlement agreements with some of the defendants, and the suit against the remaining defendants is ongoing. A three-day trial has been scheduled starting January 2023, and the remaining defendants have agreed not to launch any generic cabazitaxel product until the earlier of a District Court decision in favor of the defendants or four months after the completion of the post-trial briefing. Jevtana® has also received a regulatory data exclusivity related to the CARD clinical study, which expires in December 2023.

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Sales of Libtayo® (developed in collaboration with Regeneron) outside the United States amounted to €88 million (+44.1% CER) in the first half of 2022. Sanofi has restructured its immuno-oncology collaboration with Regeneron Pharmaceuticals by granting Regeneron worldwide exclusive license rights to Libtayo® under an amended and restated license and collaboration agreement that transfers the rights to develop, commercialize and manufacture Libtayo®. Sanofi will stop consolidating non-US Libtayo® sales from the third quarter of 2022.
Sarclisa® generated net sales of €129 million in the first half of 2022, driven by product launches in new countries. Sales reached €55 million in the United States (+78.6% CER), €38 million in Europe (+40.7% CER), and €36 million in the Rest of the World region (+89.5% CER) driven by a strong performance in Japan.
RARE BLOOD DISORDERS
In the first half of 2022, the Rare Blood Disorders franchise generated net sales of €629 million, up 11.9% on a reported basis and 3.7% at constant exchange rates, driven by growth for Alprolix® and Cablivi®.
Eloctate®, indicated in the treatment of hemophilia A, generated net sales of €291 million in the first half of 2022, down 3.2% at constant exchange rates, reflecting lower sales in the US (due to the competitive environment) and in the Rest of the World region.
In the first half of 2022, sales of Alprolix®, indicated in the treatment of hemophilia B, amounted to €237 million, up 9.0% CER. Growth was driven by the United States, where sales of the product were up 10.5% CER at €198 million.
Cablivi®, a treatment for adults with the rare acute blood disorder acquired thrombotic thrombocytopenic purpura (aTTP), posted net sales of €97 million in the first half of 2022 (+9.5% CER), including €48 million in the United States (+2.3% CER). In Europe, sales reached €47 million (+17.5% CER), propelled by launches in new countries.

GENERAL MEDICINES GBU
In the first half of 2022, net sales of the General Medicines GBU reached €7,357 million, up 1.9% on a reported basis and 2.3% at constant exchange rates. Following the February 2021 Capital Markets Day, Sanofi decided to prioritize within its General Medicines portfolio core products that have differentiated and/or established profiles and significant opportunity for growth in key markets. “Core Assets” include Toujeo®, Soliqua®, Praluent®, Multaq®, Lovenox®, Plavix® and others. Sales of Core Assets in the first half of 2022 were up 5.3% CER at €3,205 million, driven by a good performance from Praluent®. Non-Core Assets posted sales of €3,836 million, down 6.4% CER, reflecting a streamlining of the portfolio and lower sales of Lantus®. First-half industrial sales, mainly comprising sales of active ingredients and semi-finished products to third parties, declined by 18.9% CER to €316 million. Excluding portfolio streamlining, first-half General Medicines GBU sales were down 1.6% CER.
CORE ASSETS
In the first half of 2022, global Core Assets sales were €3,205 million, up 10.4% on a reported basis and 5.3% at constant exchange rates, with higher sales of Praluent®, Rezurock® (consolidated from November 9, 2021) and Toujeo® partly offset by lower sales of Lovenox®. Sales rose in all geographies during the period, with the strongest growth in the United States (+13.4% CER at €773 million).
Net sales of Lovenox® in the first half of 2022 were €714 million, down 9.5% CER, largely due to lower sales in the Rest of the World region (-12.7% CER) due to a high comparative base for 2021 (when demand was high due to COVID-19) and competition from biosimilars.
Toujeo® posted 2022 first-half net sales of €541 million, up 4.4% CER, with strong performances in the Rest of the World and Europe partly offset by lower sales in the United States.
Sanofi participated in the Volume Based Procurement (VBP) tender for basal insulin analogs in China in November 2021, and was among the successful bidders in Group A with Toujeo® and Lantus®. Consequently, Sanofi expects its sales of insulin glargines (Toujeo®/Lantus®) to decrease by up to 30% in China in 2022, with high volumes but significantly lower prices. First-half Toujeo®/Lantus® sales in China were down 5.3% CER at €294 million.
In the first half of 2022, net sales of Plavix® were stable at €508 million, as sales growth in the Rest of the World region (+2.1% CER) offset lower sales in the United States and Europe. In China, first-half net sales of Plavix® were up 6.6% CER at €248 million.
Net sales of Multaq® totaled €178 million in the first half of 2022, up 7.9% CER, mainly on a strong recovery in US sales (+9.8% CER).
In the first half of 2022, net sales of Praluent® were €197 million, up 79.8% CER, reflecting a solid performance in Europe (+42.7% CER) and in the United States (+860.0% CER). US sales figures reflect an accounting adjustment, with sales in that territory now consolidated by Regeneron following the restructuring of the Alliance. In the Rest of the World region, sales of the product were up 33.3% CER. In China, where Praluent® has been included on the National Reimbursement Drug List (NRDL) since the start of 2022, net sales rose by 30%.
In the first half of 2022, net sales of Soliqua® were up 10.0% CER at €106 million, driven by the Rest of the World region (+43.5% CER) on new launches and the results of the Solimix study.
Sales of Rezurock®, approved by the FDA in July 2021 as a first-in-class treatment for chronic graft-versus-host disease (cGVHD) in adult and pediatric patients 12 years and older who have failed at least two prior lines of systemic therapy, have been consolidated since November 9, 2021 (as a result of Sanofi’s acquisition of Kadmon); the product generated net sales of €84 million in the first half of 2022. The robust adoption of Rezurock® across US stem cell transplant centers reflects unmet therapeutic needs, and the product’s unique clinical value. Since launch, over 1,000 patients (25% of the addressable patient population) have been treated with Rezurock®, with excellent persistency rates. The product has broad formulary coverage, with around 80% of lives covered nationally.
NON-CORE ASSETS
Net sales of Non-Core Assets for the first half of 2022 were €3,836 million, down 6.4% at constant exchange rates, reflecting portfolio streamlining (-1.6 of a percentage point) and the impact of China’s VBP program on sales of Lantus®, Eloxatin® and Taxotere®.
Net sales of Lantus® in the first half of 2022 were down 6.7% CER at €1,271 million, reflecting lower sales in the United States (-10.3% CER) under the effects of the loss of referencing in reimbursement lists. In the Rest of the World region, sales were down 3.3% CER, reflecting a contraction in the basal insulin market and the implementation of the VBP program in China from May 2022.

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Net sales of Aprovel®/Avapro® for the first half of 2022 were €245 million, up 15.5% CER, driven by the Rest of the World region as supply constraints started to ease.

D.3.4. VACCINES SEGMENT/GBU
In the first half of 2022, the Vaccines segment posted net sales of €2,198 million, up 13.5% on a reported basis and 7.8% at constant exchange rates, driven mainly by double-digit growth for Travel and Booster vaccines.
Net sales of Polio/Pertussis/Hib vaccines in the first half of 2022 were €1,202 million, up 9.1% CER. The Rest of the World region posted growth of 17.5% CER to €817 million on a strong performance for Pentaxim~~®~~ in China, though sales in the United States were down year-on-year (-15.4% CER at €224 million), with Polio/Pertussis/Hib vaccine sales impacted by a growing market share for Vaxelis® (launched in the United States in June 2021). US sales of Vaxelis® are not consolidated by Sanofi, and the profits are shared equally between Sanofi and Merck.
Sales of Meningitis vaccines in the first half of 2022 decreased by 21.3% CER to €265 million, due to lower sales in Latin America reflecting price competition in public tenders.
Net sales of Booster vaccines for the period were up 18.4% CER at €261 million on a recovery in sales relative to 2021 in the United States (+15.0% CER at €144 million), the Rest of the World region (+48.1% CER at €43 million) and Europe (+12.1% CER at €74 million), in line with post-COVID-19 pandemic recovery.
First-half net sales of Travel and Endemics vaccines were €243 million, up 73.7% CER, reflecting a partial recovery in vaccinations of travelers in Europe and the US, and higher sales of Endemics vaccines in the Rest of the World region.
First-half sales of Influenza vaccines were down year-on-year (-10.7% CER at €181 million), due to exceptionally high demand in the first quarter of 2021.

D.3.5. CONSUMER HEALTHCARE SEGMENT/GBU
Net sales for the Consumer Healthcare (CHC) segment for the first half of 2022 were up 17.8% on a reported basis and 13.1% at constant exchange rates at €2,593 million. The Cough & Cold category posted strong sales growth (+96.4% CER at €219 million), associated with the end of social distancing and mask-wearing related to the COVID-19 pandemic. Divestments of non-core products had a negative impact of 1.0 percentage point on first-half growth.
In the United States, Consumer Healthcare first-half net sales were up 2.6% CER at €645 million, with double-digit growth for the Allergy category (+13.5% CER at €249 million) partially offset by lower sales of Personal Care products and non-core assets, due mainly to supply constraints.
In Europe, Consumer Healthcare net sales were up 19.4% CER in the first half of 2022 at €781 million, mainly as a result of strong growth for Cough & Cold category products following the end of the social distancing and mask-wearing requirements imposed during the COVID-19 pandemic.
In the Rest of the World region, first-half Consumer Healthcare net sales increased by 14.9% CER to €1,167 million, with growth in all categories but mainly in Cough & Cold (46.9% CER at €97 million) and Mental Wellness (34.5% CER at €39 million).

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D.3.6. NET SALES BY GEOGRAPHICAL REGION

(€ million)	June 30, 2022 (6 months)	June 30, 2021 (6 months)	Change on a reported basis	Change at constant exchange rates
United States	7,562	6,088	+24.2%	+12.4%
Europe	4,767	4,472	+6.6%	+6.2%
Rest of the World	7,461	6,775	+10.1%	+6.2%
of which China	1,699	1,380	+23.1%	+12.3%
of which Japan	836	830	+0.7%	+4.0%
of which Brazil	503	453	+11.0%	-3.5%
of which Russia	341	300	+13.7%	+10.3%
Total net sales	19,790	17,335	+14.2%	+8.4%

In the first half of 2022, net sales in the United States reached €7,562 million, up 24.2% on a reported basis and 12.4% at constant exchange rates, reflecting a strong performance from Dupixent® (+38.0% CER at €2,653 million).
In Europe, 2022 first-half net sales increased by 6.6% on a reported basis and 6.2% at constant exchange rates, to €4,767 million. This reflects strong growth for Dupixent®, combined with increased sales for the Rare Diseases and Rare Blood Disorders franchises within the Specialty Care GBU, and also for the Vaccines and Consumer Healthcare GBUs.
In the Rest of the World region, first-half net sales increased by 10.1% on a reported basis and 6.2% at constant exchange rates to €7,461 million on solid performances from Dupixent®, the Specialty Care GBU, Vaccines and Consumer Healthcare. This more than offset lower sales for the General Medicines franchise. In China, net sales advanced by 12.3% CER to €1,699 million, boosted by sales growth for Dupixent® and the AcXim vaccine. In Japan, net sales rose by 4.0% CER in the first half at €836 million, largely on higher sales of Dupixent®. In Russia, first half sales increased by 10.3% CER due to strong growth in sales for the Cough & Cold category and increased sales of vaccines. In March 2022, Sanofi took the decision to stop all new spending not directly related to the supply of its essential medicines and vaccines in Russia. This includes advertising and promotional activities.

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.

D.4. OTHER INCOME STATEMENT ITEMS

D.4.1. OTHER REVENUES
Other revenues increased by 68.6% to €1,005 million in the first half of 2022 (versus €596 million in the first half of 2021). This line item mainly comprises VaxServe sales of non-Sanofi products (€679 million, versus €454 million for the first half of 2021, within the Vaccines segment). This line item also includes revenues arising from the distribution of Eloctate® and Alprolix® (mainly in Europe) under Sanofi’s agreements with Swedish Orphan Biovitrum AB (Sobi).

D.4.2. GROSS PROFIT
Gross profit for the first half of 2022 was € 14,668 million, versus € 12,389 million for the first half of 2021, a rise of 18.4%. Gross margin was also higher, at 74.1% for the first half of 2022 compared with 71.5% for the first half of 2021.
In the Pharmaceuticals segment, gross margin for the first half of 2022 was up 3.2 percentage points at 78.2%, driven by a favorable product mix and efficiency gains in Industrial Affairs.
In the Vaccines segment, gross margin for the first half of 2022 was up 1.3 percentage points at 60.4%.
In the Consumer Healthcare segment, gross margin for the first half of 2022 was 0.2 of a percentage point lower at 66.8%.

D.4.3. RESEARCH AND DEVELOPMENT EXPENSES
Research and development expenses (R&D expenses) in the first half of 2022 totaled €3,147 million (versus €2,663 million in the first half of 2021). That represents 15.9% of net sales, compared with 15.4% in the first half of 2021. R&D expenses rose by 18.2%, reflecting increased expenditures on priority projects and acquisitions.

D.4.4. SELLING AND GENERAL EXPENSES
Selling and general expenses amounted to €4,953 million in the first half of 2022 (25.0% of net sales), versus €4,531 million in the first half of 2021 (26.1% of net sales); this 9.3% year-on-year increase reflected increased promotional spend in Specialty Care, partly offset by tight cost control.

D.4.5. OTHER OPERATING INCOME AND EXPENSES
In the first half of 2022, Other operating income amounted to €416 million (versus €410 million in the first half of 2021), and Other operating expenses to €1,204 million (versus €709 million in the first half of 2021).
Overall, other operating income and expenses represented a net expense of €788 million in the first half of 2022, compared with a net expense of €299 million in the first half of 2021.

(€ million)	June 30, 2022	June 30, 2021	Change
Other operating income	416	410	+6
Other operating expenses	(1,204)	(709)	(495)
Other operating income/(expenses), net	(788)	(299)	(489)
For the first half of 2022, this item included €1,068 million of expenses relating to the alliance with Regeneron (versus €555 million in the first half of 2021), as shown in the table below.

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(€ million)	June 30, 2022 (6 months)	June 30, 2021 (6 months)	December 31, 2021 (12 months)
Income & expense related to (profit)/loss sharing under the Monoclonal Antibody Alliance	(979)	(521)	(1,253)
Additional share of profit paid by Regeneron towards development costs	97	51	127
Reimbursement to Regeneron of selling expenses incurred	(216)	(116)	(303)
Total: Monoclonal Antibody Alliance	(1,098)	(586)	(1,429)
Immuno-Oncology Alliance	36	37	68
Other (mainly Zaltrap®)	(6)	(6)	(12)
Other operating income/(expenses), net related to Regeneron Alliance	(1,068)	(555)	(1,373)
Other operating income and expenses (net) also includes gains on divestments of assets and operations amounting to €288 million, mainly from divestments of mature products (versus €156 million for the first half of 2021) and, in 2021, a payment of €119 million from Daiichi Sankyo relating to the ending of a vaccines collaboration in Japan.

D.4.6. AMORTIZATION OF INTANGIBLE ASSETS
Amortization charged against intangible assets in the first half of 2022 was €910 million, versus €775 million in the first half of 2021. This rise mainly reflects recent acquisitions (Kadmon, Amunix Pharmaceuticals, Inc., Kiadis, Tidal) and commissioning of intangible assets.

D.4.7. IMPAIRMENT OF INTANGIBLE ASSETS
The results of impairment tests on other intangible assets led to the recognition of a net impairment loss of €87 million in the first half of 2022, mainly linked to research activities.
In the first half of 2021, the net impairment loss of €178 million related mainly to in-house and partnered development projects in Specialty Care and Vaccines.

D.4.8. FAIR VALUE REMEASUREMENT OF CONTINGENT CONSIDERATION
Fair value remeasurements of contingent consideration assets and liabilities relating to business combinations (recognized in accordance with IFRS 3) represented a net expense of €17 million in the first half of 2022, versus a net expense of €4 million in the first half of 2021.
The remeasurements recognized in the first half of 2022 relate mainly to the effects of the unwinding of discount.

D.4.9. RESTRUCTURING COSTS AND SIMILAR ITEMS
Restructuring costs and similar items amounted to a charge of €792 million in the first half of 2022, compared with a charge of €343 million in the first half of 2021, up €449 million year-on-year.
That increase mainly reflects provisions for severance benefits recognized further to announcements made during the first half of 2022. It also reflects ongoing transformational projects, primarily those associated with the creation of the new standalone Consumer Healthcare entity and the implementation of Sanofi’s new digital strategy.

D.4.10. OTHER GAINS AND LOSSES, AND LITIGATION
For the first half of 2022, Other gains and losses, and litigation line includes the pre-tax gain on the deconsolidation of EUROAPI (see Note B.1. to the condensed half-year consolidated financial statements) and a charge to a provision for risks related to a litigation.

D.4.11. OPERATING INCOME
Operating income amounted to €3,829 million in the first half of 2022, versus €3,596 million in the first half of 2021. The increase was mainly due to growth in business operating income (see section D.5. below), partially offset by a higher level of restructuring costs (see section D.4.9 above).

D.4.12. FINANCIAL INCOME AND EXPENSES
Net financial expenses were €155 million for the first half of 2022, €5 million lower than the 2021 first-half figure of €160 million.
Our cost of net debt (see the definition in Section D.7., “Consolidated balance sheet” below) decreased to €92 million in the first half of 2022, versus €138 million in the first half of 2021.

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D.4.13. INCOME BEFORE TAX AND INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD
Income before tax and investments accounted for using the equity method for the first half of 2022 was €3,674 million, versus €3,436 million for the first half of 2021.

D.4.14. INCOME TAX EXPENSE
Income tax expense totaled €495 million in the first half of 2022, versus €678 million in the first half of 2021, giving an effective tax rate (based on consolidated net income) of 13.5%, versus 19.8% in the first half of 2021. The year-on-year change in income tax expense and the effective tax rate was mainly due to the tax effects on the disposal of EUROAPI shares, which generated a net gain of €102 million in the first half of 2022. It also reflects the tax effects on amortization and impairment of intangible assets (€218 million in the first half of 2022, versus €230 million in the first half of 2021), on restructuring costs (€199 million in the first half of 2022, versus €89 million in the first half of 2021), and tax effects relating to contingencies arising from business divestitures.
The effective tax rate on our “Business net income”3 is a non-GAAP financial measure. It is calculated on the basis of business operating income, minus net financial expenses and before (i) the share of profit/loss from investments accounted for using the equity method and (ii) net income attributable to non-controlling interests. We believe the presentation of this measure, used by our management, is also useful for investors as it provides a mean of analyzing the effective tax cost of our current business activities. It should not be seen as a substitute for the effective tax rate based on consolidated net income.
When calculated on business net income, our effective tax rate was 19.0% in the first half of 2022, compared with 21.0% in the first half of 2021 and 20.9% for 2021 as a whole.

D.4.15. SHARE OF PROFIT/(LOSS) FROM INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD
Share of profit/(loss) from investments accounted for using the equity method amounted to €58 million in the first half of 2022, versus net income of €26 million in the comparable period of 2021. This line item includes the share of profits generated by Vaxelis®.

D.4.16. NET INCOME
Net income amounted to €3,237 million in the first half of 2022, versus €2,784 million in the first half of 2021.

D.4.17. NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS
Net income attributable to non-controlling interests for the first half of 2022 was €53 million, against €20 million for the first half of 2021.

D.4.18. NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF SANOFI
Net income attributable to equity holders of Sanofi amounted to €3,184 million in the first half of 2022, compared with €2,764 million in the first half of 2021.
Basic earnings per share (EPS) was €2.55 euros, compared with €2.21 for the first half of 2021, based on an average number of shares outstanding of 1,250.0 million for the first half of 2022 and 1,250.3 million for the first half of 2021. Diluted earnings per share was €2.54, versus €2.20 for the first half of 2021, based on an average number of shares after dilution of 1,255.3 million for the first half of 2022 and 1,255.6 million for the first half of 2021.

3 See definition in section D.2., “Business net income”.

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D.5. SEGMENT RESULTS
In the first half of 2022, our “Business operating income” (see Note B.20.1. to our condensed half-year consolidated financial statements for a definition and further details) was €5,818 million (versus €4,902 million for the first half of 2021), an increase of 18.7%, while “Business operating income margin” was 29.4% (versus 28.3% for the first half of 2021).
The table below shows our “Business operating income” by segment:

(€ million)	June 30, 2022 (6 months)	June 30, 2021 (6 months)	(a)	Change
Pharmaceuticals segment	5,657	4,911		+15.2%
Vaccines segment	582	597		-2.5%
Consumer Healthcare segment	1,019	731		+39.4%
Other	(1,440)	(1,337)
Business operating income	5,818	4,902		+18.7%
(a)Includes the impact of the April 2021 IFRIC agenda decision on the allocation of benefits to service periods, as described in Note A.2.1. to the consolidated financial statements for the year ended December 31, 2021.

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D.6. CONSOLIDATED STATEMENTS OF CASH FLOWS
Summarized consolidated statements of cash flows

(€ million)	June 30, 2022 (6 months)	June 30, 2021 (6 months)	December 31, 2021 (12 months)
Net cash provided by/(used in) operating activities	3,825	4,727	10,522
Net cash provided by/(used in) investing activities	(1,459)	(2,312)	(7,298)
Net cash provided by/(used in) financing activities	(5,605)	(6,616)	(7,056)
Impact of exchange rates on cash and cash equivalents	40	8	15
Net change in cash and cash equivalents	(3,199)	(4,193)	(3,817)
Net cash provided by/(used in) operating activities represented a net cash inflow of €3,825 million in the first half of 2022, against €4,727 million in the first half of 2021.
Operating cash flow before changes in working capital for the first half of 2022 was €4,867 million, versus €4,192 million in the first half of 2021.
Working capital requirements increased by €1,042 million in the first half of 2022 (versus a decrease of €535 million in the first half of 2021), due largely to a €1,122 million increase in inventories, mainly in the Vaccines segment (due to production of influenza vaccines) and in the Pharmaceuticals segment (especially Dupixent®).
Net cash provided by/(used in) investing activities represented a net cash outflow of €1,459 million in the first half of 2022, due mainly to the acquisition of Amunix Pharmaceuticals, Inc. for €852 million (see Note B.1. to our condensed half-year consolidated financial statements). That compares with a net cash outflow of €2,312 million in the first half of 2021, resulting mainly from the acquisitions of Kymab for €922 million, Kiadis for €319 million and Tidal for €135 million.
Acquisitions of property, plant and equipment and intangible assets totaled €974 million, versus €991 million in the first half of 2021. There were €693 million of acquisitions of property, plant and equipment (versus €668 million in the first half of 2021), most of which (€467 million) were in the Pharmaceuticals segment, primarily in industrial facilities. The Vaccines segment accounted for €197 million of the acquisitions of property, plant and equipment during the period. Acquisitions of intangible assets (€281 million, versus €323 million in the first half of 2021) mainly comprised contractual payments for intangible rights, primarily under license and collaboration agreements.
After-tax proceeds from disposals amounted to €645 million in the first half of 2022, and related mainly to divestments of operations relating to certain Consumer Healthcare products and established prescription products, plus the divestment of the equity interest in Regeneron. In the first half of 2021, after-tax proceeds from disposals were €299 million, mainly on divestments of various established prescription products.
Net cash provided by/(used in) financing activities represented a net cash outflow of €5,605 million in the first half of 2022, compared with a net outflow of €6,616 million in the first half of 2021. The 2022 first-half figure includes the dividend payout to our shareholders of €4,168 million (versus €4,008 million in the first half of 2021); net external debt repayments of €1,048 million (versus €2,450 million in the first half of 2021); and movements in Sanofi’s share capital (purchases and disposals of treasury shares, net of capital increases) that represented a net outflow of €320 million (versus a net outflow of €117 million in the first half of 2021).
The net change in cash and cash equivalents in the first half of 2022 was a decrease of €3,199 million, compared with a decrease of €4,193 million in the first half of 2021.
“Free cash flow” is a non-GAAP financial measure which is reviewed by our management, and which we believe provides useful information to measure the net cash generated from the Company’s operations that is available for strategic investments4 (net of divestments1), for debt repayment, and for payments to shareholders. Free cash flow is determined from business net income5 after adding back (in the case of expenses and losses) or deducting (in the case of income and gains) the following items: depreciation, amortization and impairment, share of undistributed earnings from investments accounted for using the equity method, gains & losses on disposals of non-current assets, net change in provisions (including pensions and other post-employment benefits), deferred taxes, share-based payment expense and other non-cash items. It also includes net changes in working capital, capital expenditures and other asset acquisitions6 net of disposal proceeds3 and payments related to restructuring and similar items. “Free cash flow” is not defined by IFRS, and is not a substitute for Net cash provided by/(used in) operating activities as reported under IFRS. Management recognizes that the term “Free cash flow” may be interpreted differently by other companies and under different circumstances.

4 Above a cap of €500 million per transaction.
5 Non-GAAP financial measure, as defined in “Business net income” above.
6 Not exceeding a cap of €500 million per transaction.

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The table below sets forth a reconciliation between Net cash provided by/(used in) operating activities and “Free cash flow”:

(€ million)	June 30, 2022 (6 months)	June 30, 2021 (6 months) (b)
Net cash provided by/(used in) operating activities (a)	3,825	4,727
Acquisitions of property, plant and equipment and software	(696)	(673)
Acquisitions of intangible assets, equity interests and other non-current financial assets (b)	(419)	(902)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax (c)	541	247
Repayment of lease liabilities	(137)	(106)
Other items	128	61
Free cash flow (d)	3,242	3,354
(a)Most directly comparable IFRS measure to free cash flow.
(b) Includes the impacts of the IFRIC final agenda decisions of March 2021 on the costs of configuring or customising application software used in a Software as a Service (SaaS) arrangement and April 2021 on the attribution of benefits to periods of service.
(c) Not exceeding a cap of €500 million per transaction.
(d) Non-GAAP financial measure (see definition above).

D.7. CONSOLIDATED BALANCE SHEET
Total assets were €121,826 million as of June 30, 2022, versus €120,242 million as of December 31, 2021, an increase of €1,584 million.
Net debt was €12,190 million as of June 30, 2022, versus €9,983 million as of December 31, 2021. We believe the presentation of this non-GAAP financial measure, which is reviewed by our management, provides useful information to measure our overall liquidity and capital resources. We define “net debt” as (i) the sum total of short-term debt, long-term debt, and interest rate derivatives and currency derivatives used to manage debt, minus (ii) the sum total of cash and cash equivalents and interest rate derivatives and currency derivatives used to manage cash and cash equivalents.

(€ million)	June 30, 2022	December 31, 2021
Long-term debt	15,942	17,123
Short-term debt and current portion of long-term debt	3,063	3,183
Interest rate and currency derivatives used to manage debt	198	(56)
Total debt	19,203	20,250
Cash and cash equivalents	(6,899)	(10,098)
Interest rate and currency derivatives used to manage cash and cash equivalents	(114)	(169)
Net debt (a)	12,190	9,983
Total equity	71,304	69,031
Gearing ratio	17.1%	14.5%
(a)Net debt does not include lease liabilities, which amounted to €2,231 million as of June 30, 2022 and €2,108 million as of December 31, 2021.

To assess our financing risk, we use the “gearing ratio”, another non-GAAP financial measure. This ratio (which we define as the ratio of net debt to total equity) rose from 14.5% as of December 31, 2021 to 17.1% as of June 30, 2022. Analyses of our debt as of June 30, 2022 and December 31, 2021 are provided in Note B.9. to the condensed half-year consolidated financial statements.
Because our net debt and gearing ratio are not standardized measures, they may not be directly comparable with the non-GAAP financial measures of other companies using the same or similar non-GAAP financial measures. Despite the use of non-GAAP measures by management in setting goals and measuring performance, these measures have no standardized meaning prescribed by IFRS.
We expect that the future cash flows generated by our operating activities will be sufficient to repay our debt. The financing arrangements in place as of June 30, 2022 at the Sanofi parent company level are not subject to covenants regarding financial ratios and do not contain any clauses linking credit spreads or fees to Sanofi’s credit rating.
Other key movements in the balance sheet are described below.
Total equity was €71,304 million as of June 30, 2022, versus €69,031 million as of December 31, 2021. The net change reflects the following principal factors:
•an increase representing: our net income for the first half of 2022 (€3,237 million);
•an increase of €3,435 million due to currency translation differences arising on the financial statements of foreign subsidiaries, mainly due to the appreciation of the US dollar; and
•decreases: the dividend payout to our shareholders of €4,961 million, comprising €793 million for the distribution in kind of shares representing 58% of the capital of EUROAPI (see Note B.1. to the condensed half-year consolidated financial statements).
As of June 30, 2022 we held 13.43 million of our own shares, recorded as a deduction from equity and representing 1.061% of our share capital.

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Goodwill and other intangible assets (€72,533 million in total) increased by €3,070 million, the main factors being the movements related to our acquisition of Amunix Pharmaceuticals, Inc. with €612 million reflected in goodwill and €493 million reflected in the line item Other intangible assets.
Investments accounted for using the equity method (€710 million) increased by €460 million, mainly as a result of the initial recognition of the retained 30.1% equity interest in EUROAPI at a value of €413 million.
Other non-current assets (€3,312 million) increased by €185 million, due largely to prepaid expenses under research agreements.
Net deferred tax assets were €3,246 million as of June 30, 2022, compared with €2,981 million as of December 31, 2021, an increase of €265 million.
Non-current provisions and other non-current liabilities (€6,181 million) decreased by €540 million relative to December 31, 2021, mainly due to actuarial gains of €1,021 million on defined-benefit pension and other post-employment plans arising from a rise in discount rates in the euro zone, the United States and the United Kindgom. That impact was partly offset by an increase in restructuring provisions following announcements made during the first half of 2022.
Liabilities related to business combinations and to non-controlling interests (€832 million) increased by €118 million. The main reason for the change was the recognition of a contingent consideration liability of €156 million in connection with the acquisition of Amunix Pharmaceuticals, Inc.

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E/ RISK FACTORS AND RELATED PARTY TRANSACTIONS

E.1. RISK FACTORS
The main risk factors to which Sanofi is exposed are described in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the US Securities and Exchange Commission on February 23, 2022.
The first paragraph of the risk “Global economic conditions and an unfavorable financial environment could have negative consequences for our business” is supplemented and should now be read as follows:
“Over the past several years, growth of the global pharmaceutical market has become increasingly tied to global economic growth. In this context, a substantial and lasting slowdown of the global economy, major national economies or emerging markets could negatively affect growth in the global pharmaceutical market and, as a result, adversely affect our business. For example, unpredictable political conditions that currently exist in various parts of the world could have a material negative impact on our business. In particular, in the first half of 2022, armed conflict escalated between Russia and Ukraine. The degree of impact of the war between Russia and Ukraine is difficult to predict and will depend on developments outside Sanofi’s control, including, but not limited to, the duration and severity of the conflict and the consequences of the ongoing and additional financial and economic sanctions imposed by governments in response. In addition, regional instability, geopolitical uncertainties, adverse effects on fuel and energy costs, supply chains, macroeconomic conditions, inflation and currency exchange rates in various regions of the world are arising. Collectively, such unstable conditions could, among other things, disturb the international flow of goods and increase the costs and difficulties associated with international transactions.”
Any of those risks, and others that we may not yet have identified, could materialize during the second half of 2022 or during subsequent periods, and could cause actual results to differ materially from those described elsewhere in this report.

E.2. RELATED PARTY TRANSACTIONS
Our principal related parties are defined in Note D.33. to the consolidated financial statements included in our 2021 Annual Report on Form 20-F (page F-90).
Note B.5. to the condensed half-year consolidated financial statements provides a description of the principal transactions and balances for the six months ended June 30, 2022 with equity-accounted entities that qualify as related parties.
Sanofi did not enter into any transactions with key management personnel during the first half of 2022.
Financial relations with the Group’s principal shareholders fall within the ordinary course of business and were immaterial in the first half of 2022.

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F/ OUTLOOK
At constant exchange rates, we expect growth in 2022 full-year business earnings per share7 (business EPS) to be approximately 15%, barring major unforeseen adverse events. The impact of exchange rates on 2022 business EPS is estimated to be approximately +7.5% to +8.5%, based on July 2022 average exchange rates applied over the rest of the year.
Full-year business net income1 for 2021 was €8,213 million, giving business earnings per share of €6.56.
This guidance has been prepared using accounting methods consistent with those used in the preparation of our historical financial information, and with the accounting policies applied by Sanofi . It draws upon assumptions defined by Sanofi and its subsidiaries, in particular regarding the following factors:
•growth in the national markets in which we operate;
•healthcare reimbursement policies, pricing reforms, and other governmental measures affecting the pharmaceutical industry;
•developments in the competitive environment, in terms of innovative products and the introduction of generics;
•respect by others for our intellectual property rights;
•progress on our research and development programs;
•the impact of our operating cost control policy, and trends in our operating costs;
•trends in exchange rates and interest rates;
•the integration of contributions from our acquisitions; and
•the average number of shares outstanding.
Some of the information, assumptions and estimates concerned are derived from or based, in whole or in part, on judgments and decisions made by Sanofi management that may be liable to change or adjustment in future.

7 For a definition, see Section D.2., “Business net income” above.

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FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.
These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the Securities and Exchange Commission (SEC) and the Autorité des marchés financiers (AMF) made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s Annual Report on Form 20-F for the year ended December 31, 2021. For an update on litigation, refer to Note B.14. “Legal and arbitration proceedings” to our condensed half-year consolidated financial statements for the six months ended June 30, 2022, and to section “A.3.2. Legal and arbitration proceedings”, and section “E/ Risk factors and related party transactions”, of this half-year management report.
Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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G/ APPENDIX - RESEARCH AND DEVELOPMENT PIPELINE

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3. STATUTORY AUDITORS’ REVIEW REPORT ON THE HALF-YEARLY FINANCIAL INFORMATION

Period from January 1 to June 30, 2022

To the Shareholders,
In compliance with the assignment entrusted to us by your annual general meetings and in accordance with the requirements of article L. 451-1-2 III of the French Monetary and Financial Code (“Code monétaire et financier”), we hereby report to you on:

◦the review of the accompanying condensed half-yearly consolidated financial statements of Sanofi, for the period from January 1, 2022 to June 30, 2022;
◦the verification of the information presented in the interim/half-yearly1 management report.

These condensed half-yearly consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.
1. Conclusion on the financial statements
We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-yearly consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 standard of the IFRSs as adopted by the European Union applicable to interim financial information.
2. Specific verification
We have also verified the information presented in the half-yearly management report on the condensed half-yearly consolidated financial statements subject to our review.
We have no matters to report as to its fair presentation and consistency with the condensed half-yearly consolidated financial statements.
Neuilly-sur-Seine and Paris-La Défense, July 28, 2022

The statutory auditors French original signed by

PricewaterhouseCoopers Audit	ERNST & YOUNG et Autres
Dominique Ménard Cédric Mazille	Alexis Hurtrel

* This is a free translation into English of the statutory auditors’ review report on the half-yearly financial information issued in French and is provided solely for the convenience of English-speaking users. This report includes information relating to the specific verification of information given in the Group’s half-yearly management report. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

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4. RESPONSIBILITY STATEMENT OF THE CERTIFYING OFFICER – HALF-YEAR FINANCIAL REPORT

“I hereby certify that, to the best of my knowledge, the condensed half-year consolidated financial statements have been prepared in accordance with the applicable accounting standards and present fairly the assets and liabilities, the financial position and the income of the Company and the entities included in the scope of consolidation, and that the half-year management report starting on page 40 provides an accurate overview of the significant events of the first six months of the financial year with their impact on the half-year consolidated financial statements, together with the major transactions with related parties and a description of the main risks and uncertainties for the remaining six months of the financial year.”
Paris, July 28, 2022

Paul Hudson
Chief Executive Officer

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